February 4, 2010

Mr. John Cash                                                                                                                                                            VIA EXPRESS MAIL &
Accounting Branch Chief                                                                                                       FACSIMILE (703) 813-6968
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0510

Dear Mr. Cash:

The following is offered in response to your letter of January 28, 2010 regarding The Beard Company’s Form 10-K for the Fiscal Year Ended December 31, 2008:

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 15.  Exhibits and Financial Statement Schedules

Comment No. 1
We will file complete copies of the Amended and Restated Business Loan Agreement dated December 8, 2008 (Exhibit 10.12) and the Form of Amended and Restated Deed of Trust of equivalent date (Exhibit 10.14) with our next Exchange Act report.

Exhibit 31.1 – Chief Executive Certification
Exhibit 31.2 – Chief Financial Officer Certification

Comment No. 2
We can only apologize for the error that appears in Mr. Beard’s certification as part of the amended Form 10-K that we filed with the Commission on January 15, 2010.  As you may have noted, the certifications that were attached as Exhibits to the Form 10K/A that accompanied our January 15 letter were corrcct.  Unfortunately, one of the paragraphs was incorrectly transposed in our formal filing.    The error was made when the filing was EDGARized.

Attached is a copy of the Form 10-K/A (Amendment No. 2) which we will file today, including Mr. Beard’s certification that contains the correct opening paragraph of Item 4.  The Form 10-K/A (Amendment No. 2) includes the cover page, explanatory note, signature page and the proper 302 certifications as set forth in your prior comment 20.  The revised certifications refer to Form 10-K/A and are currently dated.

Sincerely yours,

THE BEARD COMPANY

/s/ Herb Mee, Jr.                       /s/ Jack A. Martine
Herb Mee, Jr., President and                                                                  Jack A. Martine, Controller and
Chief Financial Officer                                                                            Chief Accounting Officer

cc:           Jim Salmons
Cole & Reed, P.C.

Jerry A. Warren
McAfee & Taft